

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-34/550 date 06.03.06 pages incl. cover

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. «Information on the earned and (or) paid out income on the Issuer's securities», «Information on the dates to meet the Issuer's obligations towards holders of its securities» (English and Russian versions);
2. «Information of events that may significantly affect price of securities of the Issuer (5 pieces in Russian and English)»;
3. News releases (4 pieces).

General Director
OJSC «CenterTelecom» S.V. Pridantsev

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice
INFORMATION ABOUT THE DECISION MADE BY THE BOARD OF DIRECTORS OF THE JOINT-STOCK COMPANY: ***About approval of Open Joint-Stock Company «United Registration Company» (OAO «OPK») as the Company's registrar and legal successor of CJSC «Registrator-Svyaz».*** 2.1. Date of the Company's Board of Directors meeting, at which the corresponding decision was made: ***February 22, 2006.*** 2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting, which the corresponding decision was made: ***February 25, 2006, Minutes № 18.*** 2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors: ***Approval of Open Joint-Stock Company «United Registration Company», reorganized with the merge to CJSC «Registrator-Svyaz» and which is its legal successor with the respect to all rights and obligations stemmed from the Agreement on provision of services of registered securities holders register keeping № 18-07/03BP/2671/03-ДО dated July 18, 2003 concluded between OJSC «CenterTelecom» and CJSC «Registrator-Svyaz», as the Company's registrar.***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	____________________ Seal	S.V. Pridantsev
3.2. Date: February 26, 2006		



RECEIVED
2006 MAR 10 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Сообщение о сведениях,
которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения
СВЕДЕНИЯ О ПРИНЯТОМ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИИ: ***Об утверждении Открытого акционерного общества «Объединенная регистрационная компания» (ОАО «ОРК») регистратором Общества, как правопреемника ЗАО «Регистратор-Связь».*** 2.1.Дата проведения заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***22 февраля 2006 года.*** 2.2.Дата составления и номер протокола заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***25 февраля 2006 года, Протокол № 18.*** 2.3.Содержание решения, принятого советом директоров акционерного общества: ***Утвердить регистратором Общества Открытое акционерное общество «Объединенная регистрационная компания», реорганизованное в форме присоединения к нему ЗАО «Регистратор-Связь» и являющееся его правопреемником в отношении всех прав и обязанностей, вытекающих из заключенного между ОАО «ЦентрТелеком» и ЗАО «Регистратор-Связь» Договора на оказание услуг по ведению реестра владельцев именных ценных бумаг № 18-07/03ВР/2671/03-ДО от «18» июля 2003г.***



3. Подпись	
3.1. Генеральный директор ОАО «ЦентрТелеком»	С.В. Приданцев
	М.П.
3.2. Дата «26» февраля 2006г.	

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta***

1.9. Code of the material fact	*0600194A17022006; 0900194A17022006*

2. Contents of the notice

2.1. Type, category (class), series and other identifications of the securities: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian (hereafter – Bonds)***

2.2. State registration number of the securities issue, date of the state registration: ***4-19-00194-A dated June 29, 2004.***

2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***

2.4. . The issuer's governing body which passed decision on the coupon size of the Company's issued bonds: ***third coupon rate is determined pursuant to the Decision on Securities Issue (state registration number 4-19-00194-A dated June 29, 2004), approved by the CenterTelecom Board of Directors on April 28, 2004, Minutes № 33 dated May 5, 2004 and equals the first coupon rate. The first coupon rate of 13.80% p.a. approved by Ruben Amaryan, General Director of OJSC «CenterTelecom», on August 17, 2004, Order № 372.***

2.5. The date at which the decision on the coupon size of the Company's issued bonds was made: ***August 17, 2004.***

2.6. The date of compiling minutes of the authorized body meeting at which the decision on the coupon size of the Company's issued bonds was made: ***August 17, 2004.***

2.7. The essence of the issuer's obligations: ***payment of the third coupon yield on the Bonds.***

Total amount of payable interest on the Issuer's Bonds: ***389 027 348 (Three hundred eighty nine million twenty seven thousand and three hundred forty eight) rubles 05 kopecks.***

Total amount of interest payable per Bond: ***69 (Sixty nine) rubles 19 kopeck.***

2.8. Form of effecting income payments on the issuer securities: ***currency of the Russian Federation by non-cash transaction.***

2.9. Date at which the issuer's obligations should be met: ***February 17, 2006.***

2.10. Total amount of interest paid on the Bondsa: ***389 027 348 (Three hundred eighty nine million twenty seven thousand and three hundred forty eight) rubles 05 kopecks.***

2.11. Obligation fulfillment confirmation: ***obligation performed in full measure.***

3. Signature

3.1. General Director
Open Joint-Stock Company
«Central Telecommunication Company» ________________ S.V. Pridantsev
(signature)

3.2. Date: February 17, 2006 Seal

СООБЩЕНИЕ О СУЩЕСТВЕННЫХ ФАКТАХ «СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА» «СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-A*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Российская газета», «Приложение к Вестнику ФСФР»*

1.9. Коды существенных фактов	*0600194A17022006; 0900194A17022006*

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 04 с обязательным централизованным хранением (далее – Облигации).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-19-00194-A от 29 июня 2004 г.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***ставка по третьему купону определена в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-19-00194-A от 29 июня 2004 г.), утвержденным Советом директоров ОАО «ЦентрТелеком» 28 апреля 2004 г., Протокол № 33 от 5 мая 2004 г. и равна ставке первого купона. Ставка первого купона 13,80% годовых утверждена Генеральным директором ОАО «ЦентрТелеком» Р.А. Амаряном 17 августа 2004 г. Приказ № 372.***
2.5. Дата принятия решения об определении размера процента (купона) по облигациям эмитента: ***17 августа 2004 г.***
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по облигациям эмитента: ***17 августа 2004 г.***
2.7. Содержание обязательства эмитента: ***выплата третьего купонного дохода по Облигациям.***
Общий размер процентов и (или) иного дохода, подлежавшего выплате по Облигациям эмитента: ***389 027 348,05 руб. (Триста восемьдесят девять миллионов двадцать семь тысяч триста сорок восемь рублей 05 копеек).***
Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации эмитента: ***69,19 руб. (Шестьдесят девять рублей 19 копеек).***
2.8. Форма выплаты доходов по ценным бумагам эмитента: ***в валюте Российской Федерации в безналичном порядке.***
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента должно быть исполнено: ***17 февраля 2006 года.***
2.10. Общий размер процентов и (или) иного дохода, выплаченного по Облигациям эмитента: ***389 027 348,05 руб. (Триста восемьдесят девять миллионов двадцать семь тысяч триста сорок восемь рублей 05 копеек).***
2.11. Факт исполнения обязательства эмитента: ***обязательство исполнено в полном объеме.***

3. Подпись

3.1. Генеральный директор
Открытого акционерного общества
«Центральная телекоммуникационная компания» _______ С.В. Приданцев
(подпись)

3.2. Дата «17» февраля 2006 г. М.П.

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

«INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS»

«About early termination of authorities of sole person and/or members of collective executive bodies»
«About formation of sole person and collective executive bodies»

2.1. Date of the Company's Board of Directors meeting: ***February 9, 2006.***

2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting:

February 10, 2006. Minutes № 17.

2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

2.3.1. Early termination of authorities of the Management Board formed on July 16, 2005.

2.3.2. Formation of the Company's Management Board for the period starting with February 9, 2006 to August 1, 2006 inclusive and consisting of the following nine members:

1. Sergei V. Pridantsev – General Director of OJSC «CenetrTelecom»;
2. Alexander P. Gribov – Deputy General Director – Director on Information Technologies of OJSC «CenterTelecom»;
3. Elena V. Zabuzova – Director of Director of Economic Planning and Budgeting Department of OJSC «Svyazinvest»;
4. Andrei D. Kartashov – Chief Accountant of OJSC «CenterTelecom»;
5. Alexander Iv. Kirillov - Deputy General Director – Technical Director of OJSC «CenterTelecom»;
6. Alexander A. Lutsky - Deputy General Director – Financial Director of OJSC «CenterTelecom»;
7. Sergei V. Nazarov - Deputy General Director – Commercial Director of OJSC «CenterTelecom»;
8. Victor D. Savchenko – Executive Director – Director of Legal Department of OJSC «Svyazinvest».

2.4. Information about the members of the OJSC «CenterTelecom» Management Board:

2.4.1. given name and surname of the person: ***Sergei V. Pridantsev***;
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated

companies owned by him: ***No options issued.***

2.4.2. given name and surname of the person: ***Alexander P. Gribov;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

2.4.3. given name and surname of the person: ***Elena V. Zabuzova;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

2.4.4. given name and surname of the person: ***Andrei D. Kartashov;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

2.4.5. given name and surname of the person: ***Alexander Iv. Kirillov;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

2.4.6. given name and surname of the person: ***Alexander A. Lutsky;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

2.4.7. given name and surname of the person: ***Sergei V. Nazarov;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

2.4.8. given name and surname of the person: ***Victor D. Savchenko;***

Interest in the legal (charter) capital of the Company: ***no interest;***

Percentage of the ordinary shares of the Company: ***no interest;***

Interest in daughter/affiliated companies of the Company: ***no interest;***

Percentage of the ordinary shares of daughter/affiliated companies of the Company: ***no interest;***

Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	______________________ Seal	S.V. Pridantsev
3.2. Date: February 10, 2006.		

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

«СВЕДЕНИЯ О ПРИНЯТЫХ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИЯХ»

«О досрочном прекращении полномочий единоличного и/или членов коллегиального исполнительных органов», «Об образовании единоличного и/или коллегиального исполнительных органов»

2.1. Дата проведения заседания совета директоров ОАО «ЦентрТелеком»: ***09 февраля 2006г.***

2.2. Дата составления и номер протокола заседания совета директоров ОАО «ЦентрТелеком»:

10 февраля 2006г. Протокол № 17.

2.3. Содержание решения, принятого советом директоров ОАО «ЦентрТелеком»:

2.3.1. Досрочно прекратить полномочия образованного 16 июля 2005 года Правления.

2.3.2. Образовать Правление Общества на срок с 9 февраля 2006 года по 1 августа 2006 года включительно в количестве 9 человек в следующем составе:

1. Приданцев С.В. – Генеральный директор ОАО «ЦентрТелеком»;
2. Грибов А.П. – заместитель Генерального директора – директор по информационным технологиям ОАО «ЦентрТелеком»;
3. Забузова Е.В. – директор Департамента экономического планирования и бюджетирования ОАО «Связьинвест»;
4. Карташов А.Д. – Главный бухгалтер ОАО «ЦентрТелеком»;
5. Кириллов А.И. - заместитель Генерального директора – технический директор ОАО «ЦентрТелеком»;
6. Луцкий А.А. - заместитель Генерального директора – финансовый директор ОАО «ЦентрТелеком»;
7. Назаров С.В. - заместитель Генерального директора – коммерческий директор ОАО «ЦентрТелеком»;
8. Савченко В.Д. – Исполнительный директор - директор Департамента правового обеспечения ОАО «Связьинвест».

2.4. Сведения о членах Правления ОАО «ЦентрТелеком»:

2.4.1. фамилия, имя, отчество соответствующего лица: ***Приданцев Сергей Владимирович*** ;

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет***;

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались***

2.4.2. фамилия, имя, отчество соответствующего лица: ***Грибов Александр Павлович;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.3.фамилия, имя, отчество соответствующего лица: ***Забузова Елена Викторовна;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.4. фамилия, имя, отчество соответствующего лица: ***Карташов Андрей Дмитриевич;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.5.фамилия, имя, отчество соответствующего лица: ***Кириллов Александр Иванович;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по

предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ:
опционы не выпускались;

2.4.6. фамилия, имя, отчество соответствующего лица: *Луцкий Александр Александрович;*
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.7. фамилия, имя, отчество соответствующего лица: *Назаров Сергей Викторович;*
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.8. фамилия, имя, отчество соответствующего лица: *Савченко Виктор Дмитриевич;*
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались.***

3.1. Генеральный директор
ОАО «ЦентрТелеком» ______________________ (подпись) С.В. Приданцев

М.П.

3.2. Дата «10» февраля 2006г.



RECEIVED
2006 MAR 10 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Management Board of OJSC «CenterTelecom» has been formed

Moscow, February 10, 2006. Taking into account the recommendations of the Staff and Remuneration Committee of OJSC «CenterTelecom», the Company's Board of Directors made decision to form the Management Board for the period starting with February 9, 2006 to August 1, 2006 and consisting of the following nine members:

1. **Sergei V. Pridantsev** – General Director of OJSC «CenterTelecom»
2. **Alexander P. Gribov** – Deputy General Director – Director on Information Technologies of OJSC «CenterTelecom»
3. **Elene V. Zabuzova** - Director of Economic Planning and Budgeting Department of OJSC «Svyazinvest»
4. **Alexander Iv. Kirillov -** Deputy General Director – Technical Director of OJSC «CenterTelecom»
5. **Andrei D. Kartashov** – Chief Accountant of OJSC «CenterTelecom»
6. **Alexander A. Lutsky** - Deputy General Director – Financial Director of OJSC «CenterTelecom»
7. **Sergei V. Nazarov** - Deputy General Director – Commercial Director of OJSC «CenterTelecom»
8. **Victor D. Savchenko** - Executive Director – Director of Legal Department of OJSC «Svyazinvest»

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company also established a Level 1 American Depositary Receipts program for ordinary shares (CRMUY).



Appointments in OJSC "CenterTelecom"

Moscow, February 7, 2006. According to the Order of General Director of OJSC «CenterTelecom», Andrei D. Kartashov was appointed Chief Accountant of the Comapny.

Andrei D. Kartashov *was born in 1974. In 1995 he graduated from the Far-Eastern Commercial Institute with speciality «Business accounting and audit». In 1996 – 1999 he held a number of positions in the State Tax Inspection of Vladivostok, working his way from State tax inspector to Deputy Head of Field Audit Division. In 1999-2001 he held the positions of accountant and then Deputy Chief Accountant of the Vladivostok long-distance exchange of OJSC «Electrosvyaz» of the Primorsky Kray. In 2001 ha was appointed Leading Accountant, Head of Bookkeeping Methodology and Taxation Division of OJSC «Dalsvyaz». In October 2002 - February 2006 he held the position of Chief Accountant of OJSC «Dalsvyaz».*

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company also established a Level 1 American Depositary Receipts program for ordinary shares (CRMUY).

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

«ACQUISITION BY THE JOINT-STOCK COMPANY OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; AND ABOUT CHANGES IN SUCH INTEREST IF IT BECOMES HIGHER OR LOWER THAN 5.20, 15, 20.25, 30, 50 AND 75 PER CENT»

2.1. Full corporate name, domicile of the commercial organization, in which the Joint-Stock Company purchased an interest in the charter capital (ordinary shares); or the Company's interest in which has changed: ***Closed Joint-Stock Company «Lipetsk Mobile», 3 Octyabrskaya Street, Lipetsk, 398000.***

2.2. The Company's interest in the charter capital of the organization before the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company before the change:

2.2.1. The Company's interest in the charter capital of the organization before the change: ***5.9 (Five point nine) %;***

2.2.2. The block of the organization's ordinary shares owned by the Issuer before the change: ***5.9 (Five point nine) %***;.

2.3. The Company's interest in the charter capital of the organization after the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company after the change:

2.3.1. The Company's interest in the charter capital of the organization after the change: ***0 (zero)%;***

2.3.2. The block of the organization's ordinary shares owned by the Issuer after the change: ***0 (zero)%;***

2.4. The date on which the change of the Company's interest in the charter capital of the above named organization took effect – ***February 6, 2006.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ S.V. Pridantsev

М.П.

3.2. Date: February 6, 2006.

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***Для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

«О приобретении акционерным обществом доли участия в уставном (складочном) капитале (паевом фонде) другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 процентов, а также об изменениях такой доли, если при этом она становится выше или ниже 5, 10, 15, 20, 25, 30, 50 и 75 процентов».

2.1. Полное фирменное наименование, место нахождения коммерческой организации, доля участия в уставном капитале (обыкновенные акции) которого приобретена акционерным обществом или в которой указанная доля акционерного общества изменилась: ***Закрытое акционерное общество «Липецк Мобайл», 398000, г. Липецк, ул. Октябрьская, д. 3.***

2.2. Доля участия акционерного общества в уставном капитале указанной организации до изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежавших ему обыкновенных акций такого акционерного общества до изменения:

2.2.1. Доля участия акционерного общества в уставном капитале указанной организации до изменения: ***5,9 (Пять целых девять десятых) %;***

2.2.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации до изменения: ***5,9 (Пять целых девять десятых) %***;.

2.3. Доля участия акционерного общества в уставном капитале указанной организации после изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежащих ему обыкновенных акций такого акционерного общества после изменения:

2.3.1. Доля участия акционерного общества в уставном капитале указанной организации после изменения: ***0 (Ноль) %;***

2.3.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации после изменения: ***0 (Ноль) %;.***

2.4. Дата, с которой изменилась доля участия акционерного общества в уставном капитале указанной организации - ***06 февраля 2006г.***

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» ____________ С.В. Приданцев

М.П.

3.2. Дата «06» февраля 2006г.




RECEIVED
2006 MAR 10 P 12:27

Appointments in OJSC "CenterTelecom"

Moscow, February 6, 2006. According to the Order of General Director of OJSC «CenterTelecom», Alexander Iv. Kirillov was appointed Deputy General Director – Technical Director of the Company.

Alexander Iv. Kirillov *was born in 1956. In 1978 he graduated from the Mari Polytechnic Institute with speciality «designing and production of radio equipment». In 1980 he started working in the Republican Radio and Television Broadcasting Center (RTBC), where he held the positions starting with an ordinary electrician to Head of RTBC. In 1989 he was appointed Head of Production and Technical Department of Communication of Mari ASSR. In 1991 - 1993 he headed State Enterprise of Communications and Informatics of «Rossvyazinform» of the MSSR. In 1993 he was elected General Director of OJSC «Martelcom». In December 2002 he was appointed Deputy General Director of OJSC «VolgaTelecom» - Director of the branch in the Republic of Mari-El. In June 2004 - February 2006 he held the position of First Deputy General Director – Technical Director of OJSC «VolgaTelecom». Mr Kirillov is awarded honorary titles of «Master of Communications of the Russian Federation» and «Honoured Telecommunications Worker of the Republic of Mari-El».*

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company also established a Level 1 American Depositary Receipts program for ordinary shares (CRMUY).



CenterTelecom sold its share holdings of three mobile operators

Moscow, February 6, 2006. OJSC «CenterTelecom» quit its participation in authorized capitals of CJSC «Smolensk Cellular Communication», CJSC «Belgorod Cellular Communication» and CJSC «Lipetsk Mobile» and sold the shares of these companies.

The selling of the CenterTelecom's shares in the authorized capitals of the mobile operators was conducted in accordance with reorganization model of the Company's daughter business. The purpose of the reorganization is optimization of the Company's business structure and improvement of the financial results of its activities.

The decision to sell cellular assets of OJSC "CenterTelecom" was made by the Company's Board of Directors on December 27, 2005.

OJSC "CenterTelecom" sold its 40% stake in the authorized capital of CJSC "Smolensk Cellular Communication" and 30% stake in the authorized capital of CJSC "Belgorod Cellular Communication" to «Tele2 Russia Vol Holding Gmbh». The 5.9% stake in the authorized capital of CJSC «Lipetsk Mobile» was sold to «Теле2 Sverige AB». The purchasers used their pre-emptive right on acquisition of the sell shareholdings.

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company also established a Level 1 American Depositary Receipts program for ordinary shares (CRMUY).

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

«ACQUISITION BY THE JOINT-STOCK COMPANY OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; AND ABOUT CHANGES IN SUCH INTEREST IF IT BECOMES HIGHER OR LOWER THAN 5.20, 15, 20.25, 30, 50 AND 75 PER CENT»

2.1. Full corporate name, domicile of the commercial organization, in which the Joint-Stock Company purchased an interest in the charter capital (ordinary shares); or the Company's interest in which has changed: ***Closed Joint-Stock Company «Smolensk Cellular Communication», 6 Oktyabrskoy Revolutsy Street, Smolensk, 214000.***

2.2. The Company's interest in the charter capital of the organization before the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company before the change:

2.2.1. The Company's interest in the charter capital of the organization before the change: ***40 (Forty) %;***

2.2.2. The block of the organization's ordinary shares owned by the Issuer before the change: ***40 (Forty) %;.***

2.3. The Company's interest in the charter capital of the organization after the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company after the change:

2.3.1. The Company's interest in the charter capital of the organization after the change: ***0 (zero)%;***

2.3.2. The block of the organization's ordinary shares owned by the Issuer after the change: ***0 (zero)%.***

2.4. The date on which the change of the Company's interest in the charter capital of the above named organization took effect – ***February 3, 2006.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ______________ S.V. Pridantsev

Seal

3.2. Date: February 3, 2006.


RECEIVED
2006 MAR 10 P 12: 2?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***Для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

«О приобретении акционерным обществом доли участия в уставном (складочном) капитале (паевом фонде) другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 процентов, а также об изменениях такой доли, если при этом она становится выше или ниже 5, 10, 15, 20, 25, 30, 50 и 75 процентов».

2.1. Полное фирменное наименование, место нахождения коммерческой организации, доля участия в уставном капитале (обыкновенные акции) которого приобретена акционерным обществом или в которой указанная доля акционерного общества изменилась: ***Закрытое акционерное общество «Смоленская Сотовая Связь», 214000, г. Смоленск, ул. Октябрьской Революции, д. 6.***

2.2. Доля участия акционерного общества в уставном капитале указанной организации до изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежавших ему обыкновенных акций такого акционерного общества до изменения:

2.2.1. Доля участия акционерного общества в уставном капитале указанной организации до изменения: ***40 (Сорок) %;***

2.2.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации до изменения: ***40 (Сорок) %;.***

2.3. Доля участия акционерного общества в уставном капитале указанной организации после изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежащих ему обыкновенных акций такого акционерного общества после изменения:

2.3.1. Доля участия акционерного общества в уставном капитале указанной организации после изменения: ***0 (Ноль) %;***

2.3.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации после изменения: ***0 (Ноль) %;.***

2.4. Дата, с которой изменилась доля участия акционерного общества в уставном капитале указанной организации – ***03 февраля 2006г.***

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» — С.В. Приданцев

М.П.

3.2. Дата «03» февраля 2006г.

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice
«ACQUISITION BY THE JOINT-STOCK COMPANY OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; AND ABOUT CHANGES IN SUCH INTEREST IF IT BECOMES HIGHER OR LOWER THAN 5.20, 15, 20.25, 30, 50 AND 75 PER CENT»
2.1. Full corporate name, domicile of the commercial organization, in which the Joint-Stock Company purchased an interest in the charter capital (ordinary shares); or the Company's interest in which has changed: ***Closed Joint-Stock Company «Belgorod Cellular Communication», 3 Revolyutsy Square, Belgorod, 308000.***
2.2. The Company's interest in the charter capital of the organization before the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company before the change:
2.2.1. The Company's interest in the charter capital of the organization before the change: ***30 (Thirty) %;***
2.2.2. The block of the organization's ordinary shares owned by the Issuer before the change: ***30 (Thirty) %;.***
2.3. The Company's interest in the charter capital of the organization after the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company after the change:
2.3.1. The Company's interest in the charter capital of the organization after the change: ***0 (zero)%;***
2.3.2. The block of the organization's ordinary shares owned by the Issuer after the change: ***0 (zero)%;***
2.4 The date on which the change of the Company's interest in the charter capital of the above named organization took effect – ***February 3, 2006.***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	____________ Seal	S.V. Pridantsev
3.2. Date: February 3, 2006.		

Сообщение о сведениях,
которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***Для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

«О приобретении акционерным обществом доли участия в уставном (складочном) капитале (паевом фонде) другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 процентов, а также об изменениях такой доли, если при этом она становится выше или ниже 5, 10, 15, 20, 25, 30, 50 и 75 процентов».

2.1. Полное фирменное наименование, место нахождения коммерческой организации, доля участия в уставном капитале (обыкновенные акции) которого приобретена акционерным обществом или в которой указанная доля акционерного общества изменилась: ***Закрытое акционерное общество «Белгородская Сотовая Связь», 308000, г. Белгород, пл. Революции, д. 3.***

2.2. Доля участия акционерного общества в уставном капитале указанной организации до изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежавших ему обыкновенных акций такого акционерного общества до изменения:

2.2.1. Доля участия акционерного общества в уставном капитале указанной организации до изменения: ***30 (Тридцать) %;***

2.2.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации до изменения: ***30 (Тридцать) %;.***

2.3. Доля участия акционерного общества в уставном капитале указанной организации после изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежащих ему обыкновенных акций такого акционерного общества после изменения:

2.3.1. Доля участия акционерного общества в уставном капитале указанной организации после изменения: ***0 (Ноль) %;***

2.3.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации после изменения: ***0 (Ноль) %;.***

2.4. Дата, с которой изменилась доля участия акционерного общества в уставном капитале указанной организации – ***03 февраля 2006г.***

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком» — С.В. Приданцев

М.П.

3.2. Дата «03» февраля 2006г.

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

«ACQUISITION BY THE JOINT-STOCK COMPANY OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; AND ABOUT CHANGES IN SUCH INTEREST IF IT BECOMES HIGHER OR LOWER THAN 5.20, 15, 20.25, 30, 50 AND 75 PER CENT»

2.1. Full corporate name, domicile of the commercial organization, in which the Joint-Stock Company purchased an interest in the charter capital (ordinary shares); or the Company's interest in which has changed: ***Closed Joint-Stock Company «Belgorod Cellular Communication», 3 Revolyutsy Square, Belgorod, 308000.***

2.2. The Company's interest in the charter capital of the organization before the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company before the change:

2.2.1. The Company's interest in the charter capital of the organization before the change: ***30 (Thirty) %;***

2.2.2. The block of the organization's ordinary shares owned by the Issuer before the change: ***30 (Thirty) %;.***

2.3. The Company's interest in the charter capital of the organization after the change, and if such organization is a joint-stock company – the block of ordinary shares of this organization owned by the Company after the change:

2.3.1. The Company's interest in the charter capital of the organization after the change: ***0 (zero)%;***

2.3.2. The block of the organization's ordinary shares owned by the Issuer after the change: ***0 (zero)%;***

2.4 The date on which the change of the Company's interest in the charter capital of the above named organization took effect – ***February 3, 2006.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ S.V. Pridantsev

Seal

3.2. Date: February 3, 2006.

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*Для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения
«О приобретении акционерным обществом доли участия в уставном (складочном) капитале (паевом фонде) другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 процентов, а также об изменениях такой доли, если при этом она становится выше или ниже 5, 10, 15, 20, 25, 30, 50 и 75 процентов».
2.1. Полное фирменное наименование, место нахождения коммерческой организации, доля участия в уставном капитале (обыкновенные акции) которого приобретена акционерным обществом или в которой указанная доля акционерного общества изменилась: ***Закрытое акционерное общество «Белгородская Сотовая Связь», 308000, г. Белгород, пл. Революции, д. 3.***
2.2. Доля участия акционерного общества в уставном капитале указанной организации до изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежавших ему обыкновенных акций такого акционерного общества до изменения:
2.2.1. Доля участия акционерного общества в уставном капитале указанной организации до изменения: ***30 (Тридцать) %;***
2.2.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации до изменения: ***30 (Тридцать) %;.***
2.3. Доля участия акционерного общества в уставном капитале указанной организации после изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежащих ему обыкновенных акций такого акционерного общества после изменения:
2.3.1. Доля участия акционерного общества в уставном капитале указанной организации после изменения: ***0 (Ноль) %;***
2.3.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации после изменения: ***0 (Ноль) %;.***
2.4. Дата, с которой изменилась доля участия акционерного общества в уставном капитале указанной организации – ***03 февраля 2006г.***

3. Подпись	
3.1. Генеральный директор ОАО «ЦентрТелеком»	С.В. Приданцев
3.2. Дата «03» февраля 2006г.	М.П.

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME
ON THE ISSUER'S SECURITIES,
INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS
TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	**Open Joint-Stock Central Telecommunication Company**
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	**23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation**
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Izvestia*

1.9. Code of the material fact	*0600194A31012006; 0900194A31012006*

2. Contents of the notice

2.1. Type, category (class), series and other identifications of the securities: ***registered uncertified bonds «2-И» series (hereafter – Bonds).***

2.2. State registration number of the securities issue, date of the state registration: ***4-15-00194-A dated October 11, 2002.***

2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***

2.4. The issuer's governing body which passed decision on the interest (coupon) rate of the Company's issued bonds: ***interest (coupon) rate on the Bonds is determined pursuant to the Decision on Securities Issue (state registration number 4-15-00194-A dated October 11, 2002), approved by the Board of Directors of OJSC «CenterTelecom» (minutes №6 dated July 29, 2002). Coupon rate for 2005 is determined to be 2 (two) % per annum of the Bond par value (1 ruble per Bond).***

2.5. The date on which the decision on the coupon size of the Company's issued bonds was made: ***July 29, 2002.***

2.6. The date of compiling minutes of the authorized body meeting at which the decision on the coupon size of the Company's issued bonds was made: ***July 29, 2002.***

2.7. The essence of the issuer's obligations: ***payment of interest on the Bonds for 2005.***
Total amount of payable interest on the Issuer's Bonds: ***- 148 427 (One hundred forty eight thousand and four hundred twenty seven) rubles 00 kopecks;***
Total amount of interest payable per Bond: ***– 1 (One) ruble 00 kopecks.***

2.8. Form of effecting income payments on the issuer securities: ***cash funds in the Russian Federation currency.***

2.9. Date at which the issuer's obligations should be met, and if the obligation is to be met by the issuer within the specified time (time period), -the expiration date is as follows: ***every Bond holder should have the right to receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. The right to receive interest income shall be applied to a Bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity. The date of interest payment term wasn't determined by the Decision on Securities Issue.***

2.10. Total amount of interest paid on the Bonds of «2-И» series: ***1901 (One thousand nine hundred and one) rubles 00 kopecks.***

2.11. Obligation fulfillment confirmation:
Interest on the Bonds was added by the Company for payment in full measure.
Bond holders failed to receive interest, all in all 146 526 rub.00 kop. due to:
- low appearance of holders in the Issuer's office for receipt of interest on the above mentioned Bonds despite the timely placement of the corresponding information in mass media. Bonded debt "2-И" series of OJSC "CenterTelecom" is

"telephone", and for the Bonds holders the main purpose is the provision of access to telephone network, but not the interest receipt which is kept safe in full measure.

3. Signature		
3.1. General Director OJSC «CenterTelecom»	____________________ (signature)	S.V. Pridantsev
3.2. Date: January 31, 2006	Seal	

СООБЩЕНИЯ О СУЩЕСТВЕННЫХ ФАКТАХ «СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА», «СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР»***

1.9. Коды существенных фактов	***0600194А31012006; 0900194А31012006***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***облигации именные бездокументарные серии «2-И» (далее – Облигации)***.

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации:
4-15-00194-А от 11.10.2002г.

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг***.

2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по Облигациям эмитента: ***размер процента (купона) по Облигациям определяется в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-15-00194-А от 11.10.2002г.), утвержденным Советом директоров ОАО «ЦентрТелеком» (протокол №6 от 29.07.2002г.). Ставка процентного дохода за 2005 г. определена в размере 2 (два) процента годовых от номинальной стоимости Облигации (1 руб. на одну Облигацию).***

2.5. Дата принятия решения об определении размера процента (купона) по Облигациям эмитента: ***29 июля 2002г.***

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по Облигациям эмитента: ***29 июля 2002г.***

2.7. Содержание обязательства эмитента: ***выплата процентов по Облигациям за 2005 год.***
Общий размер процентов и (или) иного дохода, подлежавшего выплате по Облигациям эмитента: ***- 148 427 (Сто сорок восемь тысяч четыреста двадцать семь) рублей 00 копеек;***
Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации эмитента: ***– 1 (Один) рубль 00 копеек.***

2.8. Форма выплаты доходов по ценным бумагам эмитента: ***денежные средства в валюте Российской Федерации.***

2.9. Дата, в которую обязательство эмитента по выплате доходов (процентов) по Облигациям должно быть исполнено, а в случае, если обязательство по выплате доходов (процентов) по Облигациям должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: ***каждый владелец Облигации имеет право требовать получения процентного дохода в размере 2(двух) процентов годовых от номинальной стоимости Облигации по истечении каждого календарного года. Право на получение процентов имеет держатель Облигации, состоящий в реестре держателей облигаций данного типа на 1 января каждого года в течение всего срока их обращения. Срок окончания исполнения обязательств по выплате процентного дохода Решением о выпуске ценных бумаг не определен***.

2.10. Общий размер процентов и (или) иного дохода, выплаченного по Облигациям эмитента серии «2-И»: ***1901 (Одна тысяча девятьсот один) рубль 00 копеек.***

2.11. Факт исполнения обязательства эмитента:
Проценты по Облигациям начислены к выплате Обществом в полном объеме.
Владельцами Облигаций не получены проценты в сумме 146 526 руб.00 коп. по следующим причинам:
- низкая явка владельцев ценных бумаг в офис эмитента для получения процентного дохода по вышеуказанным Облигациям, несмотря на своевременное размещение соответствующей информации в СМИ. Облигационный займ ОАО "ЦентрТелеком" серии "2-И" является "телефонным", и для владельцев Облигаций основная цель - не получение процентного дохода, который сохраняется в полном объеме, а представление доступа к телефонной сети.



ЦЕНТР
ТЕЛЕКОМ

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» ______________ (подпись) С.В. Приданцев

3.2. Дата «31» января 2006 г. М.П.